ISPIRE TECHNOLOGY INC.

19700 Magellan Drive

Los Angeles, CA 90502

February 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Ispire Technology Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-276804 Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 1, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on February 5, 2024, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you require any additional information with respect to this letter, please contact Jonathan Deblinger at (646) 895-7145 or Adam Berkaw at (646) 895-7190 of Ellenoff Grossman & Schole LLP.

Very truly yours,

Ispire Technology Inc.

/s/ Michael Wang
Michael Wang
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP